UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No.1*

ZIX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98974P100
(CUSIP Number)
December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11)			2.41%
12.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Shelly Dankner-Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G CUSIP NO. 98974P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	0
		6.	Shared Voting Power	673, 493
		7.	Sole Dispositive Power	0
		8.	Shared Dispositive Power	673, 493
9	Aggregate Amount Beneficially Owned by Each Reporting Person			673, 493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			2.41%
12	Type of Reporting Person (See Instructions)
IN

Item 1(a).	Name of Issuer:
ZIX Corporation (Nasdaq: ZIXI) (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
2711 North Haskell Avenue Suite 2300 LB36 Dallas, Texas 75204
Item 2(a).	Name of Person Filing:

This Statement is filed by:

(1) Elron Electronic Industries Ltd.

(2) Discount Investment Corporation Ltd.

(3) IDB Development Corporation Ltd.

(4) IDB Holding Corporation Ltd.

(5) Mr. Nochi Dankner

(6) Mrs. Shelly Dankner-Bergman

(7) Mrs. Ruth Manor and

(8) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

(1) Elron Electronic Industries Ltd., an Israeli public corporation ("Elron"), beneficially owns an aggregate of 673,493 shares of common stock, par value $.01 per share, of the Issuer (the "Issuer Common Stock"), representing in the aggregate approximately 2.41% of the outstanding Issuer Common Stock.

(2) Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), owned as of December 31, 2003, approximately 38.5% the outstanding shares of Elron. By reason of DIC's ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares of the Issuer Common Stock owned beneficially by Elron.

(3) IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"), owned as of December 31, 2003 approximately 68.7% of the outstanding shares of DIC. By reason of IDB Development's control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Common Stock owned beneficially by Elron.

(4) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), owned as of December 31, 2003 approximately 57.8% of the outstanding shares of IDB Development. By reason of IDB Holding's control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Common Stock owned beneficially by Elron.

Mr. Nochi Dankner, Mrs. Shelly Dankner-Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (4) above:

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman owned as of December 31, 2003 approximately 39.1% and 15.7% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn owned as of December 31, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning as of December 31, 2003 approximately 12.7% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting as of December 31, 2003 approximately 2.5% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

In addition, as of December 31, 2003, Mrs. Shelly Dankner-Bergman owned (through a private company which is wholly-owned by her) approximately 4.75% of the outstanding shares of IDB Holding.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation owning as of December 31, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC. Dori Manor is also a director of Elron.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation owning as of December 31, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat's son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the IDB Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the IDB Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the IDB Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders' consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the IDB Shareholders Agreement is amended without the lenders' consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders' opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lenders' opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Common Stock owned directly by Elron.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Elron Electronic Industries Ltd.	The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Discount Investment Corporation Ltd.	The Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
IDB Development Corporation Ltd.	The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel
IDB Holding Corporation Ltd.	The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Mr. Nochi Dankner	The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
Mrs. Shelly Dankner-Bergman	12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel.
Mrs. Ruth Manor	26 Hagderot Street, Savyon, Israel.
Mr. Avraham Livnat	Taavura Junction, Ramle, Israel.

Item 2(c).	Place of Organization or Citizenship:

Elron Electronic Industries Ltd.	Israel
Discount Investment Corporation Ltd.	Israel
IDB Development Corporation Ltd.	Israel
IDB Holding Corporation Ltd.	Israel
Mr. Nochi Dankner	Israeli
Mrs. Shelly Dankner-Bergman	Israeli
Mrs. Ruth Manor	Israeli
Mr. Avraham Livnat	Israeli

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
98974P100

Item 3. Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose of or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Item 2(a) above.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

ELRON ELECTRONIC INDUSTRIES LTD. DISCOUNT INVESTMENT CORPORATION LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN RUTH MANOR AVRAHAM LIVNAT

BY:	IDB HOLDING CORPORATION LTD.

BY: /s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to letter agreements annexed as Exhibits 1 through 7 to the Schedule 13G filed on September 11, 2003 under File No. 00540533 which Exhibits are incorporated herein by reference.